                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                               Tele Danmark A/S
                -----------------------------------------------
                               (Name of Issuer)

                     A Shares, nominal value DKK 100 each
                      B Shares, nominal value DKK 10 each
                -----------------------------------------------
                        (Title of Class of Securities)

                        1-12998 [commission file number]
                                    4889874
                               -----------------
                                 (CUSIP Number)

                                                       Copy to:
   Richard M. Pehlke                                   Kelly R. Welsh
   Vice President and Treasurer                        Executive Vice President
   Ameritech Corporation                                 and General Counsel
   30 South Wacker Drive                               Ameritech Corporation
   Chicago, Illinois 60606                             30 South Wacker Drive
   (800) 257-0902                                      Chicago, Illinois  60606
                                                       (800) 257-0902

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 20, 1998
           -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 20 Pages

--------------------------------------------             ---------------------
  CUSIP NO. 1-12998 (commission file number)     13D      PAGE 2 OF 20 PAGES
            4889874
--------------------------------------------             ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ameritech Corporation
      36-3251481 (I.R.S. Employer Identification No.)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC/CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------             ---------------------
  CUSIP NO. 1-12998 (commission file number)     13D      PAGE 3 OF 20 PAGES
            4889874
--------------------------------------------             ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ameritech International, Inc.
      36-3707086 (I.R.S. Employer Identification No.)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, OO, AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 1-12998 (Commission File Number)               PAGE 4 of 20 PAGES
          4889874
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Ameritech International Denmark Corporation
      36-4202222 (I.R.S. Employer Identification No.)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    WC, OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    0


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------             ---------------------
  CUSIP NO. 1-12998 (commission file number)     13D      PAGE 5 OF 20 PAGES
            4889874
--------------------------------------------             ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ameritech Denmark Funding Corporation
      36-4221487 (I.R.S. Employer Identification No.)
 ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------             ---------------------
  CUSIP NO. 1-12998 (commission file number)     13D      PAGE 6 OF 20 PAGES
            4889874
--------------------------------------------             ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ameritech Denmark Holdings, L.L.C.
      Application for I.R.S. Employer Identification No. in process.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                                 ------------------
CUSIP NO. 1-12998 (commission           13D                   Page 7 of 20 Pages
          file number)                                        ------------------
          4889874
-----------------------------


--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ameritech Luxembourg S.a.r.l.
      B 62200 (Register of Commerce)
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, OO, AF
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,500,000 A Shares (See Item 5)

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (See Item 5)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,500,000 A Shares (See Item 5)

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 5)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,500,000 A Shares (See Item 5)

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      41.6%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 Amendment No. 2 to Statement on Schedule 13D
                 --------------------------------------------


          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends its Statement on Schedule 13D, dated December 15, 1997, as amended by Amendment No. 1 to Statement on Schedule 13D, dated January 28, 1998 (as so amended, the "Statement"), relating to A Shares of the Company, each having nominal value of 100 Danish Kroner ("DKK") and 10 votes (the "A Shares"), of Tele Danmark A/S, a company limited by shares and organized under the laws of the Kingdom of Denmark (the "Company"). As of June 1, 1998, under
Article 25 of the Company's Articles of Association, each A Share will be converted into 10 B Shares, each having nominal value of 10 DKK and one vote and which trade on the New York Stock Exchange in the form of American Depositary Shares (the "B Shares"). As of June 1, 1998, the Company will have only one class of shares, which will be referred to as "Shares." Capitalized terms used not defined herein have the meanings set forth in the Statement.

ITEM 1.   SECURITY AND ISSUER.

          [No Change]


ITEM 2.   IDENTITY AND BACKGROUND.

          Item 2 is supplemented as follows:

          Ameritech Denmark Funding Corporation ("ADFC") is a Delaware corporation. All of the common stock of ADFC is owned by Ameritech International Denmark Corporation, a Delaware corporation ("AIDC"). ADFC also has outstanding shares of Stated Rate Auction Preferred Stock, Series A, Series B, Series C and Series D, which are held by institutional third party investors. ADFC invests in telecommunications businesses and other investments. The address of the principal business office of ADFC is Ameritech Denmark Funding Corporation, 30 South Wacker Drive, Chicago, Illinois 60606.

          Ameritech Denmark Holdings, L.L.C. ("ADH-LLC") is a Delaware limited liability company. The Class A Membership Interest in ADH-LLC is owned by ADFC and the Class B Membership Interest in ADH-LLC is owned by AIDC. ADH-LLC invests in telecommunications businesses and other investments. The address of the principal business office of ADH-LLC is Ameritech Denmark Holdings, L.L.C., 30 South Wacker Drive, Chicago, Illinois 60606. ADH-LLC owns all of the outstanding share capital of Ameritech Luxembourg S.a.r.l., a limited liability company organized under the laws of Luxembourg ("Ameritech Luxembourg").

          Ameritech Corporation, a Delaware corporation, Ameritech International, Inc., a Delaware corporation, AIDC, ADFC, ADH-LLC and Ameritech Luxembourg are collectively referred to herein as the "Ameritech Entities."

          During the past five years, no Ameritech Entity, and to the knowledge of the Ameritech Entities, no executive officer or director of an Ameritech Entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the past five years, no Ameritech Entity and, to the knowledge of the Ameritech Entities, no executive officer or director of an Ameritech Entity has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The information required in response to this Item 2 regarding executive officers and directors of Ameritech is set forth in an amended Schedule A attached hereto, which schedule is hereby incorporated herein by reference and which replaces Schedule A as previously filed. The information required in response to this Item 2 regarding executive officers and directors of ADFC and managers and authorized officers of ADH-LLC is set forth on Schedules E and F attached hereto, which schedules are hereby incorporated herein by this reference.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is supplemented as follows:

          On April 20, 1998, certain of the Ameritech Entities were involved in a restructuring in conjunction with the private offering of the Stated Rate Auction Preferred Stock of AFDC. As part of the restructuring, AIDC contributed to the capital of ADH-LLC the capital stock of Ameritech Luxembourg, together with its rights under the two loan agreements with Ameritech Luxembourg entered into on or about January 15, 1998 and described in the Statement.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is supplemented as follows:

          Although the Ameritech Entities have no current intention to purchase securities of the Company, the Ameritech Entities intend to review, from time to time, Ameritech Luxembourg's investment in the Company with respect to, among other things, the financial performance of the Company, the strategies implemented by the Company and other general market and investment conditions, and the Ameritech Entities may, based on such review, purchase or sell securities of the Company to the extent and in the manner allowed under the Share Agreement. The Ameritech Entities do not have any present plan or proposal that would result in or is related to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D other than as described in this Statement, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is supplemented as follows:

          Ameritech Luxembourg owns 4,500,000 A Shares. The redemption by the Company of the 2,277,023 A Shares owned by the Kingdom of Denmark (the "Redemption") was consummated on April 24, 1998. As a result of the Redemption, Ameritech Luxembourg's percentage of the nominal share capital and voting power of the Company increased from approximately 34.4% to approximately 41.6% and the percentage of the nominal share capital and voting power of the Company held by other security holders increased from approximately 48.3% to approximately 58.4%. As of June 1, 1998, under Article 25 of the Company's Articles of Association, each A Share will be converted into 10 B Shares, and there will be only one class of shares of the Company.

          The Ameritech Entities have not effected any transactions in A Shares or B Shares during the past 60 days, except for the indirect effects of the restructuring described in the response to Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          [No Change]

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                               Description
-----------                               -----------
     1         Joint Filing Agreement, dated as of May 22, 1998, by and among the Ameritech Entities.

SIGNATURE

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 22, 1998

                                    AMERITECH CORPORATION

                                    By:  /s/  Deidra D. Gold
                                         ---------------------------------------
                                         Deidra D. Gold
                                         Secretary

                                    AMERITECH INTERNATIONAL, INC.

                                    By:  /s/  Bruce B. Howat
                                         ---------------------------------------
                                         Bruce B. Howat
                                         Secretary

                                    AMERITECH INTERNATIONAL DENMARK
                                    CORPORATION

                                    By:  /s/  Bruce B. Howat
                                         ---------------------------------------
                                         Bruce B. Howat
                                         Vice President

                                    AMERITECH LUXEMBOURG S.a.r.l.

                                    By:  /s/ Henri Grisius
                                         ---------------------------------------
                                         Henri Grisius
                                         Manager

                                    By:  /s/ Walter S. Catlow
                                         ---------------------------------------
                                         Walter S. Catlow
                                         Manager

                                    AMERITECH DENMARK FUNDING CORPORATION

                                    By:  /s/  Deidra D. Gold
                                         ---------------------------------------
                                         Deidra D. Gold
                                         Vice President and Secretary

                                    AMERITECH DENMARK HOLDINGS, L.L.C.

                                    By:  /s/  Bruce B. Howat
                                         ---------------------------------------
                                         Bruce B. Howat
                                         Authorized Officer

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.                        Description                          Page No.
-----------                        -----------                          --------
     1         Joint Filing Agreement, dated as of May 22, 1998,
               by and among the Ameritech Entities.                        19

                                  SCHEDULE A
                                  ----------
                       Directors and Executive Officers
                       --------------------------------
                           of Ameritech Corporation
                           ------------------------

Name                          Position                     Address/Citizenship
----                          --------                     -------------------
Richard C. Notebaert          Executive Officer, Director  Ameritech Corporation
                                                           30 S. Wacker Drive
                                                           Chicago, IL 60606
                                                           USA

Barry K. Allen                Executive Officer            Ameritech Corporation
                                                           30 S. Wacker Drive
                                                           Chicago, IL 60606
                                                           USA

W. Patrick Campbell           Executive Officer            Ameritech Corporation
                                                           30 S. Wacker Drive
                                                           Chicago, IL 60606
                                                           USA

Walter M. Oliver              Executive Officer            Ameritech Corporation
                                                           30 S. Wacker Drive
                                                           Chicago, IL 60606
                                                           USA

Thomas E. Richards            Executive Officer            Ameritech Corporation
                                                           30 S. Wacker Drive
                                                           Chicago, IL 60606
                                                           USA

Oren G. Shaffer               Executive Officer            Ameritech Corporation
                                                           30 S. Wacker Drive
                                                           Chicago, IL 60606
                                                           USA

Joan H. Walker                Executive Officer            Ameritech Corporation
                                                           30 S. Wacker Drive
                                                           Chicago, IL 60606
                                                           USA

Name                          Position                    Address/Citizenship
----                          --------                    -------------------
Kelly R. Welsh                Executive Officer           Ameritech Corporation
                                                          30 S. Wacker Drive
                                                          Chicago, IL 60606
                                                          USA

Walter S. Catlow              Executive Officer           Ameritech Corporation
                                                          30 S. Wacker Drive
                                                          Chicago, IL 60606
                                                          USA

Deidra D. Gold                Executive Officer           Ameritech Corporation
                                                          30 S. Wacker Drive
                                                          Chicago, IL 60606
                                                          USA

Barbara A. Klein              Executive Officer           Ameritech Corporation
                                                          30 S. Wacker Drive
                                                          Chicago, IL 60606
                                                          USA

Gary R. Lytle                 Executive Officer           Ameritech Corporation
                                                          1401 H Street, NW
                                                          Washington, D.C. 20005
                                                          USA

Sari L. Macrie                Executive Officer           Ameritech Corporation
                                                          30 S. Wacker Drive
                                                          Chicago, IL 60606
                                                          USA

Richard W. Pehlke             Executive Officer           Ameritech Corporation
                                                          30 S. Wacker Drive
                                                          Chicago, IL 60606
                                                          USA

Donald C. Clark               Director                    Ameritech Corporation
                                                          30 S. Wacker Drive
                                                          Chicago, IL 60606
                                                          USA

Melvin R. Goodes              Director                    Ameritech Corporation
                                                          30 S. Wacker Drive
                                                          Chicago, IL 60606
                                                          USA

Name                          Position                     Address/Citizenship
----                          --------                     -------------------
Hanna Holborn Gray, Ph.D.     Director                     Ameritech Corporation
                                                           30 S. Wacker Drive
                                                           Chicago, IL 60606
                                                           USA

James A. Henderson            Director                     Ameritech Corporation
                                                           30 S. Wacker Drive
                                                           Chicago, IL 60606
                                                           USA

Sheldon B. Lubar              Director                     Ameritech Corporation
                                                           30 S. Wacker Drive
                                                           Chicago, IL 60606
                                                           USA

Lynn M. Martin                Director                     Ameritech Corporation
                                                           30 S. Wacker Drive
                                                           Chicago, IL 60606
                                                           USA

Arthur C. Martinez            Director                     Ameritech Corporation
                                                           30 S. Wacker Drive
                                                           Chicago, IL 60606
                                                           USA

John B. McCoy                 Director                     Ameritech Corporation
                                                           30 S. Wacker Drive
                                                           Chicago, IL 60606
                                                           USA

John D. Ong                   Director                     Ameritech Corporation
                                                           30 S. Wacker Drive
                                                           Chicago, IL 60606
                                                           USA

A. Barry Rand                 Director                     Ameritech Corporation
                                                           30 S. Wacker Drive
                                                           Chicago, IL 60606
                                                           USA

Laura D'Andrea Tyson          Director                     Ameritech Corporation
                                                           30 S. Wacker Drive
                                                           Chicago, IL 60606
                                                           USA

Name                          Position                     Address/Citizenship
----                          --------                     -------------------
James A. Unruh                Director                     Ameritech Corporation
                                                           30 S. Wacker Drive
                                                           Chicago, IL 60606
                                                           USA

                                  SCHEDULE E
                            Directors and Officers
                            ----------------------
                   of Ameritech Denmark Funding Corporation
                   ----------------------------------------

Name                      Position                       Address/Citizenship
----                      --------                       -------------------
Ronald L. Blake           Director                       Ameritech Corporation
                                                         30 South Wacker Drive
                                                         Chicago, Illinois 60606
                                                         USA

Walter S. Catlow          Director, Executive Officer    Ameritech Corporation
                                                         30 South Wacker Drive
                                                         Chicago, Illinois 60606
                                                         USA

Bruce B. Howat            Director, Executive Officer    Ameritech Corporation
                                                         30 South Wacker Drive
                                                         Chicago, Illinois 60606
                                                         USA

Richard W. Pehlke         Director, Executive Officer    Ameritech Corporation
                                                         30 South Wacker Drive
                                                         Chicago, Illinois 60606
                                                         USA

David A. Dohnalek         Executive Officer              Ameritech Corporation
                                                         30 South Wacker Drive
                                                         Chicago, Illinois 60606
                                                         USA

Deidra D. Gold            Executive Officer              Ameritech Corporation
                                                         30 South Wacker Drive
                                                         Chicago, Illinois 60606
                                                         USA

                                  SCHEDULE F
                             Managers and Officers
                             ---------------------
                     of Ameritech Denmark Holdings, L.L.C.
                    --------------------------------------

Name                      Position                       Address/Citizenship
----                      --------                       -------------------
Ronald L. Blake           Manager                        Ameritech Corporation
                                                         30 South Wacker Drive
                                                         Chicago, Illinois 60606
                                                         USA

David A. Dohnalek         Manager, Authorized            Ameritech Corporation
                          Officer                        30 South Wacker Drive
                                                         Chicago, Illinois 60606
                                                         USA

Bruce B. Howat            Manager, Authorized            Ameritech Corporation
                          Officer                        30 South Wacker Drive
                                                         Chicago, Illinois 60606
                                                         USA


Donna H. Massey           Manager                        Ameritech Corporation
                                                         30 South Wacker Drive
                                                         Chicago, Illinois 60606
                                                         USA

Michael E. McElroy        Manager                        Ameritech Corporation
                                                         30 South Wacker Drive
                                                         Chicago, Illinois 60606
                                                         USA

                                   EXHIBIT 1
                                  ----------

                            JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Ameritech Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the A Shares of Tele Danmark A/S, each having a nominal value of 100 Danish Kroner, and the B Shares of Tele Danmark A/S, each having a nominal value of 10 Danish Kroner, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

                              *     *     *     *

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 22nd day of May, 1998.


                                    AMERITECH CORPORATION

                                    By:  /s/  Deidra D. Gold
                                         ---------------------------------------
                                         Deidra D. Gold
                                         Secretary

                                    AMERITECH INTERNATIONAL, INC.

                                    By:  /s/  Bruce B. Howat
                                         ---------------------------------------
                                         Bruce B. Howat
                                         Secretary

                                    AMERITECH INTERNATIONAL DENMARK
                                    CORPORATION

                                    By:  /s/  Bruce B. Howat
                                         ---------------------------------------
                                         Bruce B. Howat
                                         Vice President

                                    AMERITECH LUXEMBOURG S.a.r.l.

                                    By:  /s/ Henri Grisius
                                         ---------------------------------------
                                         Henri Grisius
                                         Manager

                                    By:  /s/ Walter S. Catlow
                                         ---------------------------------------
                                         Walter S. Catlow
                                         Manager

                                    AMERITECH DENMARK FUNDING CORPORATION

                                    By:  /s/  Deidra D. Gold
                                         ---------------------------------------
                                         Deidra D. Gold
                                         Vice President and Secretary

                                    AMERITECH DENMARK HOLDINGS, L.L.C.

                                    By:  /s/  Bruce B. Howat
                                         ---------------------------------------
                                         Bruce B. Howat
                                         Authorized Officer